Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-171115 of our report dated March 31, 2010 (November 18, 2010 as to the effects of the financial statement presentation changes described in Note 17) relating to the consolidated financial statements of Novastar Financial, Inc. and our report dated March 31, 2010, on the effectiveness of Novastar Financial Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
January 13, 2011